UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On March 13, 2026, Riskified Ltd. (the “Company”) entered into a privately negotiated share repurchase agreement (the “Share Repurchase Agreement”) with certain funds affiliated with Pitango Venture Capital (collectively, “Pitango”) to repurchase 1,000,000 of the Company’s Class A ordinary shares (the “Repurchase”) for cash consideration of $4.26 per share (representing a discount to the volume weighted average price of the Company’s Class A Ordinary Shares on the New York Stock Exchange as determined over a specified period in accordance with the terms of the Share Repurchase Agreement), or an aggregate of approximately $4.3 million. The Repurchase will be effected pursuant to the Company’s previously announced repurchase authorization. Consummation of the Repurchase is conditioned on the satisfaction of certain Israeli regulatory requirements prior to April 30, 2026. Mr. Aaron Mankovski, who is a member of the Company’s Board of Directors, is a Managing Partner of Pitango. The Repurchase was approved by the Company’s Audit Committee and Board of Directors.
This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711, 333-285599 and 333-294095).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: March 13, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer